PROMISSORY NOTE


$97,000.00                                                   February 1, 1999


     FOR VALUE RECEIVED, LEGAL STREET ENTERPRISES, INC. ("Borrower") promises to pay to TRICOM PICTURES & PRODUCTIONS, INC., ("Noteholder") located at 2001 West Sample Road, Suite 101, Pompano Beach, Florida, 33064, the sum of $97,000.00 (NINETY-SEVEN THOUSAND DOLLARS AND NO CENTS) plus interest at the rate of 8% (Eight Percent) per annum.

     Interest shall be payable monthly commencing on August 1, 1999 and for 59 consecutive months thereafter on the unpaid principal balance. The principal shall be paid in lump sum in addition to and with the 60th interest payment.

     In the event of default in the payment of any sum required under the terms of this Promissory Note, Borrower shall be granted a grace period of fifteen
(15) days from the due date of such payment in which to cure said default. If Borrower fails to said default within above grace period, then this Promissory Note shall, at the option of the Noteholder become immediately and fully due and payable, in which event, the Promissory Note shall bear interest at the highest lawful rate permitted in the State of Florida, from the date of default until paid.

     Borrower agrees to pay all reasonable court costs and attorneys' fees incurred by Noteholder in order to enforce and collect payment under this Note.

     Borrower may prepay this Promissory Note, in whole or in part, at any time or from time to time, without penalty.

     The Promissory Note shall be governed by and construed in accordance with the laws of the State of Florida

TRICOM PICTURES & PRODUCTION, INC.

By:/S/JACK LEVINE
   Vice President

Date: /S/FEBRUARY 1, 1999


LEGAL STREET ENTERPRISES, INC.

By:/S/RON SECRETO
    President

Date:/S/FEBRUARY 1, 1999